UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. ___)


                              Big City Radio, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    67611N109
     -----------------------------------------------------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67611N109                   13G                      PAGE 2 OF 9 PAGES
          ---------

     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Anita Subotnick

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.


           NUMBER OF       5    SOLE VOTING POWER

            SHARES         6    SHARED VOTING POWER
                                8,250,458 (8,250,458 shares of Class B Common
         BENEFICIALLY           Stock, par value $.01 per share, freely
                                convertible at any time into shares of Class A
           OWNED BY             Common Stock at a rate of one share of Class A
                                Common Stock for each share of Class B Common
             EACH               Stock)

          REPORTING        7    SOLE DISPOSITIVE POWER

            PERSON
                           8    SHARED DISPOSITIVE POWER
             WITH               8,250,458 (8,250,458 shares of Class B Common
                                Stock, par value $.01 per share, freely
                                convertible at any time into shares of Class A
                                Common Stock at a rate of one share of Class A
                                Common Stock for each share of Class B Common
                                Stock)

    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,250,458 (8,250,458 shares of Class B Common Stock, par value $.01 per share, freely convertible at any time into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock)

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           59.01%

    12     TYPE OF REPORTING PERSON*

           IN

     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stuart Subotnick

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.


           NUMBER OF       5    SOLE VOTING POWER

            SHARES         6    SHARED VOTING POWER
                                8,250,458 (8,250,458 shares of Class B Common
         BENEFICIALLY           Stock, par value $.01 per share, freely
                                convertible at any time into shares of Class A
           OWNED BY             Common Stock at a rate of one share of Class A
                                Common Stock for each share of Class B Common
             EACH               Stock)

          REPORTING        7    SOLE DISPOSITIVE POWER

            PERSON
                           8    SHARED DISPOSITIVE POWER
             WITH               8,250,458 (8,250,458 shares of Class B Common
                                Stock, par value $.01 per share, freely
                                convertible at any time into shares of Class A
                                Common Stock at a rate of one share of Class A
                                Common Stock for each share of Class B Common
                                Stock)

    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,250,458 (8,250,458 shares of Class B Common Stock, par value $.01 per share, freely convertible at any time into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock)

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           59.01%

    12     TYPE OF REPORTING PERSON*

           IN

                               Page 3 of 9 Pages

ITEM 1

         (A)      NAME OF ISSUER

                           Big City Radio, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           11 Skyline Drive
                           Hawthorne, NY  10532

ITEM 2

         (A)      NAME OF PERSON FILING

                           Anita Subotnick
                           Stuart Subotnick

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                           c/o Metromedia Company
                           215 E. 67th Street
                           New York, New York  10021

         (C)      CITIZENSHIP

                           Anita Subotnick:  U.S.A.
                           Stuart Subotnick: U.S.A.

         (D)      TITLE OF CLASS OF SECURITIES

                           Class A Common Stock, par value $.01 per share

         (E)      CUSIP NUMBER

                           67611N109


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  (A) [ ] BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE
                          ACT


                                Page 4 of 9 Pages

                  (B) [ ] BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

                  (C) [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF
                          THE ACT

                  (D) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                          INVESTMENT COMPANY ACT

                  (E) [ ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE
                          INVESTMENT ADVISERS ACT OF 1940

                  (F) [ ] EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT
                          TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SS. 240.13D-1(B)(1)(II)(F)

                  (G) [ ] PARENT HOLDING COMPANY, IN ACCORDANCE WITH SS.
                          240.13D-1(B)(II)(G) (NOTE:  SEE ITEM 7)

                  (H) [ ] GROUP, IN ACCORDANCE WITH SS. 240.13D-1(B)(1)(II)(H)



ITEM 4            OWNERSHIP

                  See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages.


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Stuart Subotnick and Anita Subotnick

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not applicable


                                Page 5 of 9 Pages

ITEM 10           CERTIFICATION

                  Not Applicable

                                Page 6 of 9 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 9, 1998
                                               ---------------------------------
                                               Date


                                               /s/Anita Subotnick
                                               ---------------------------------
                                               Anita Subotnick


                                               /s/Stuart Subotnick
                                               ---------------------------------
                                               Stuart Subotnick



                                Page 7 of 9 Pages

                                INDEX TO EXHIBITS


Exhibit No.                Description

99.1                       Joint Filing Agreement dated as of February 9, 1998



                                Page 8 of 9 Pages